Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. V

Subject Company: Hennessy Capital Investment Corp. V

SEC File No.: 001-39892

On August 5, 2021, PlusAI Corp issued the following press release.

Plus Completes Driverless Level 4 Semi Truck Highway Demonstration
Driverless Truck Was Operated 100% Autonomously Without a Human Driver or Teleoperator

Cupertino, Calif. ‒ August 5, 2021 ‒ Plus (formerly Plus.ai), a global provider of self-driving truck technology that recently announced its proposed business combination with Hennessy Capital Investment Corp. V (NASDAQ: HCIC), revealed today that it has completed a driverless Level 4 truck demonstration on a highway. The driverless semi truck was operated using Plus’s Level 4 autonomous driving technology, without a safety driver, teleoperator, or any other forms of human intervention. This represents a significant milestone for the autonomous trucking industry and for Plus, which demonstrated the company’s first driverless Level 4 heavy truck operation at the Qingdao port in April 2018.

The driverless Level 4 truck demonstration was completed on the Wufengshan highway in China’s largest economic center of Yangtze Delta. The demonstration was conducted with a special permit on the newly built highway, with Plus being the first company to be granted such a permit in China. During the demonstration, the driverless truck drove safely and smoothly in typical highway traffic.

To watch the driverless truck demo, check out this video: https://youtu.be/puisSy5sSzI.

“The driverless demo highlights the ability of our Level 4 autonomous driving technology to enable driverless highway operations in a semi truck. The demo shows the safety, maturity, and functionality of our technology, and we are excited to continue to work closely with our suppliers, fleet customers, and OEM partners to further develop, test, and refine a driverless product for commercial deployment,” said Shawn Kerrigan, COO and Co-founder of Plus.

Plus expects to launch pilot operations of a fully driverless truck for use in a dedicated environment in 2022.

Plus is also applying the Level 4 technology used in the driverless demo to deploy a commercial driver-in product for semi trucks called PlusDrive. PlusDrive can either be a standard configuration of newly built trucks or added to existing trucks in order to help make long-haul trucking safer, more efficient, more comfortable, and better for the environment.

Customers of PlusDrive include some of the world’s largest fleets. The first customer delivery of PlusDrive started in February 2021 and mass production of the FAW J7 L3 truck powered by PlusDrive is expected to start in the third quarter of 2021.

About Plus

Plus is a global leader in autonomous driving technology for long-haul trucking, headquartered in Silicon Valley and founded in 2016 by serial entrepreneurs and industry veterans who have extensive experience in high tech and artificial intelligence. Plus is developing low-cost, high-performance full-stack Level 4 autonomous driving technology to make long-haul trucking safer, more efficient, and more sustainable. Mass production and global deployment of its award-winning, driver-in autonomous driving technology, which reduces fuel consumption by an estimated at least 10% compared to a traditional truck, is planned to start in the third quarter of 2021. Plus is also collaborating with leading truck manufacturers, fleets, and ecosystem partners to drive the development of decarbonization transportation solutions including autonomous trucks powered by natural gas. For more information, please visit www.plus.ai or follow us on LinkedIn or YouTube.

On May 10, 2021, Plus and Hennessy Capital Investment Corp. V (NASDAQ: HCIC) (“HCIC V” or “Hennessy Capital”) entered into a definitive business combination agreement. Upon closing of the proposed business combination, Plus will be a publicly traded company and its common stock is expected to trade on the NYSE under the ticker symbol “PLAV”. The proposed business combination has been unanimously approved by the Boards of Directors of both Plus and HCIC V and is expected to close in the third quarter of 2021, subject to satisfaction of the necessary regulatory approvals and customary closing conditions, including the approval of HCIC V’s stockholders.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Plus’s future plans, strategy and performance. Such statements include, but are not limited to, the capability of Plus’s technology, the timing for when Plus expects to launch pilot operations of a fully driverless truck for use in a dedicated environment, the timing for mass production of the FAW J7 L3 truck, and statements relating to the proposed business combination between Plus and HCIC V including the timing for the closing of such transaction. Such statements are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially, including the ability of Plus to commercialize its autonomous driving system, Plus’s relationship with FAW Jiefang, delays in the design, production and launch of new products, risks related to the proposed business combination between Plus and HCIC V and those more fully described under the section entitled “Risk Factors” in Form F-4 that Plus will file with the Securities and Exchange Commission. These forward-looking statements are made as of the date of this press release, and Plus assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

Important Information for Investors and Shareholders

As permitted by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and in connection with the proposed business combination, New Plus has confidentially submitted a draft registration statement on Form F-4 (the “Registration Statement”) with the SEC, which includes a prospectus with respect to New Plus’s securities to be issued in connection with the business combination and a proxy statement to be distributed to holders of Hennessy Capital’s common stock in connection with Hennessy Capital’s solicitation of proxies for the vote by Hennessy Capital’s stockholders with respect to the business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the Registration Statement has been declared effective by the SEC, Hennessy Capital will file the definitive Proxy Statement with the SEC and will mail copies to stockholders of Hennessy Capital as of a record date to be established for voting on the proposed business combination. Additionally, New Plus and Hennessy Capital will file other relevant materials with the SEC in connection with the business combination. Security holders of Plus, New Plus, and Hennessy Capital are urged to read the Registration Statement and Proxy Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the proposed business combination and the parties thereto. Investors and security holders of Plus, New Plus, and Hennessy Capital may also obtain a copy of the Registration Statement and Proxy Statement, when available, as well as other documents filed with the SEC regarding the proposed business combination by New Plus and Hennessy Capital, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Plus’s website or by directing a request to Plus Inc., and/or on Hennessy Capital’s website at http://www.hennessycapllc.com/ or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014 or by telephone at (307) 201-1903. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Plus, Hennessy Capital and New Plus and their respective directors and officers may be deemed participants in the solicitation of proxies of Hennessy Capital’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Hennessy Capital’s executive officers and directors in the solicitation by reading Hennessy Capital’s Registration Statement on Form S-1, declared effective by the SEC on January 14, 2021, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Hennessy Capital’s stockholders in connection with the proposed business combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of their stockholders generally, will be set forth in the Proxy Statement when it becomes available.

# # #

Media Contact

Plus
Lauren Kwan
pr@plus.ai

3